Exhibit A

Fir Tree Partners Announces Intention to Pursue Value-Maximizing

Strategic Alternatives for Ultra Petroleum Corp.

NEW YORK (September 18, 2017) – Fir Tree Partners (“Fir Tree”), a $9.4 billion private investment firm and manager of certain funds that together are the largest stockholder of Ultra Petroleum Corporation (“UPL” or the “Company”) (NASDAQ: UPL), announced today its intention to immediately engage with Company management to pursue value-maximizing strategic alternatives for UPL.

“Fir Tree has deep experience working collaboratively with management teams and we are excited to engage with UPL on a variety of initiatives in order to maximize stockholder value,” said Clinton Biondo, Managing Director at Fir Tree.

“UPL is the most attractive natural gas company in the U.S. and trades at a substantial and unwarranted discount to its pure play comps. Its deep, low-cost inventory, significant resource growth potential and absence of throughput issues that plague its Northeast peers is fully unrecognized in its current share price,” said Evan Lederman, Managing Director at Fir Tree.

Fir Tree has retained an investment bank to provide it with financial advice regarding certain strategic alternatives for UPL.

Fir Tree has direct control over approximately 18.53% of Common Shares and total economic interest in approximately 22.12% of Common Shares of UPL.

About Fir Tree Partners

Fir Tree Partners, founded in 1994 and located in New York City (HQ) and Miami, is a value-oriented investment manager that manages private investment funds for endowments, charitable and philanthropic foundations, pension funds and other institutional and private investors. Fir Tree manages approximately $9.4 billion, invested worldwide in public and private companies across a wide variety of sectors and securities.

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For More Information Contact:

Scott Tagliarino or Taylor Ingraham

ASC Advisors LLC

(203) 992-1230